FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

29 April 2022

HSBC Holdings plc

Poll results of 2022 Annual General Meeting
and
Changes to Board and Committee Composition

1.       Poll Results

Following its Annual General Meeting ("AGM") held today, HSBC Holdings plc (the "Company") announces the results of the poll vote for each of the resolutions set out in the Notice of AGM.

Resolutions 1 to 8, 11, 14 and 16 were passed as ordinary resolutions and resolutions 9, 10, 12, 13, 15, 17(a) and 18 were passed as special resolutions.

In line with the Board's recommendation, resolution 19 was not passed.

As disclosed in the announcement dated 20 April 2022, resolution 17(b) was withdrawn from the agenda of the AGM.

The following table shows the votes cast on each resolution:

	VOTESFOR	% OF VOTES CAST	VOTESAGAINST	% OF VOTES CAST	VOTESTOTAL	% OF ISC VOTED*	VOTESWITHHELD
1. To receive the Annual Report and Accounts 2021	7,882,455,636	98.66	107,396,923	1.34	7,989,852,559	39.70%	26,708,614
2. To approve the Directors' Remuneration Report	7,675,588,519	95.83	334,152,471	4.17	8,009,740,990	39.80%	6,830,718
3. To approve the Directors' Remuneration Policy	7,666,488,029	95.73	342,320,697	4.27	8,008,808,726	39.80%	7,773,468
4. (a) To elect Rachel Duan as a Director	7,905,275,435	98.66	107,573,372	1.34	8,012,848,807	39.82%	3,728,636
4. (b) To elect Dame Carolyn Fairbairn as a Director	7,942,369,302	99.12	70,501,174	0.88	8,012,870,476	39.82%	3,719,825
4.(c) To re-elect James Forese as a Director	7,671,440,640	95.74	341,486,529	4.26	8,012,927,169	39.82%	3,641,985
4.(d) To re-elect Steven Guggenheimer as a Director	7,722,520,006	96.38	290,318,879	3.62	8,012,838,885	39.82%	3,675,823
4.(e) To re-elect Dr José Antonio Meade Kuribreña as a Director	7,668,711,808	95.70	344,203,905	4.30	8,012,915,713	39.82%	3,597,463
4.(f) To re-elect Eileen Murray as a Director	7,751,490,480	97.22	221,470,339	2.78	7,972,960,819	39.62%	43,552,357
4.(g) To re-elect David Nish as a Director	7,710,592,560	96.23	302,340,367	3.77	8,012,932,927	39.82%	3,588,004
4.(h) To re-elect Noel Quinn as a Director	7,992,951,746	99.75	20,081,970	0.25	8,013,033,716	39.82%	3,478,998
4.(i) To re-elect Ewen Stevenson as a Director	7,988,807,690	99.70	24,150,230	0.30	8,012,957,920	39.82%	3,555,256
4.(j) To re-elect Jackson Tai as a Director	7,717,859,471	96.34	293,569,439	3.66	8,011,428,910	39.81%	3,632,781
4.(k) To re-elect Mark E Tucker as a Director	7,373,134,392	92.48	599,675,538	7.52	7,972,809,930	39.62%	43,698,815
5. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	7,917,427,995	98.81	95,645,836	1.19	8,013,073,831	39.82%	3,415,717
6. To authorise the Group Audit Committee to determine the remuneration of the Auditor	7,997,149,596	99.80	15,998,976	0.20	8,013,148,572	39.82%	3,362,313
7. To authorise the Company to make political donations	7,723,573,072	97.34	210,921,142	2.66	7,934,494,214	39.43%	81,954,059
8. To authorise the Directors to allot shares	7,502,224,961	93.63	510,829,491	6.37	8,013,054,452	39.82%	3,455,387
9. To disapply pre-emption rights (special resolution)	7,802,359,557	97.39	208,770,187	2.61	8,011,129,744	39.81%	5,380,568
10. To further disapply pre-emption rights for acquisitions (special resolution)	7,605,699,914	94.94	405,556,313	5.06	8,011,256,227	39.81%	5,233,399
11. To authorise the Directors to allot any repurchased shares	7,812,354,327	97.52	199,042,589	2.48	8,011,396,916	39.81%	5,087,264
12. To authorise the Company to purchase its own ordinary shares (special resolution)	7,894,160,832	98.53	117,904,263	1.47	8,012,065,095	39.81%	4,423,531
13. To approve the form of share repurchase contract (special resolution)	7,896,332,043	98.56	115,127,370	1.44	8,011,459,413	39.81%	5,026,977
14. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	7,736,470,390	96.56	275,594,821	3.44	8,012,065,211	39.81%	4,421,106
15. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities (special resolution)	7,627,990,264	95.21	383,541,425	4.79	8,011,531,689	39.81%	4,958,782
16. To authorise the Directors to offer a scrip dividend alternative	8,005,307,775	99.91	7,557,046	0.09	8,012,864,821	39.82%	3,614,412
17. (a) To approve amendments to the Articles of Association (special resolution)	7,991,488,755	99.78	17,526,174	0.22	8,009,014,929	39.80%	7,475,461
17. (b) To insert new Article 171 into the Articles of Association (special resolution)	RESOLUTION WITHDRAWN
18. To call general meetings (other than an AGM) on 14 clear days' notice (special resolution)	7,278,132,064	90.83	734,685,946	9.17	8,012,818,010	39.82%	3,667,108
19. Shareholder requisitioned resolution: Midland Bank defined benefit pension scheme (special resolution)	477,024,768	5.97	7,519,988,627	94.03	7,997,013,395	39.74%	19,456,579
*  based on total issued share capital (the "ISC") (excluding 325,273,407 ordinary shares held in treasury) as at 12.01am (London time) on Thursday 28 April 2022.

2.        Board and Committee Changes

Irene Lee and Pauline van der Meer Mohr retired from the Board at the conclusion of the AGM. For the purposes of section 430(2B) of the Companies Act 2006, they will each receive their pro-rata entitlement to non-executive director fees for the month of April 2022 and are not entitled to any payments for loss of office.

The following changes to the Committee structure took effect from the conclusion of the AGM:

●
Irene Lee and Pauline van der Meer Mohr stepped down from the Committees of which they were members following their retirement from the Board; and

●
Dame Carolyn Fairbairn succeeded Pauline van der Meer Mohr as Chair of the Group Remuneration Committee.

Accordingly, at the conclusion of the 2022 AGM, the composition of the principal Board Committees will be as follows:

Group Audit Committee	Group Risk Committee	Group Remuneration Committee	Nomination & Corporate Governance Committee1
David Nish (Chair) James Forese Jackson Tai	Jackson Tai (Chair) Dame Carolyn Fairbairn Steven Guggenheimer Dr José Antonio Meade Kuribreña Eileen Murray David Nish	Dame Carolyn Fairbairn (Chair) Rachel Duan James Forese Dr José Antonio Meade Kuribreña	Mark Tucker (Chair) Rachel Duan Dame Carolyn Fairbairn James Forese Steven Guggenheimer Dr José Antonio Meade Kuribreña Eileen Murray David Nish Jackson Tai

1 As disclosed in the announcement dated 20 April 2022, Geraldine Buckingham will be joining the Board on 1 May 2022. Upon appointment she will become a member of the Nomination & Corporate Governance Committee.

3.         Other

·
Computershare Investor Services PLC, the Company's Share Registrar, acted as scrutineer of the poll on all resolutions.

●
A copy of the resolutions passed at the AGM (other than resolutions concerning ordinary business) has been submitted to the UK Financial Conduct Authority for publication, and will shortly be available for inspection via the National Storage Mechanism which is located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

●
As at 12.01am (London time) on Thursday 28 April 2022, the total number of issued ordinary shares of US$0.50 each entitling the holders to attend and vote on all the resolutions at the AGM was 20,124,647,248, which excludes 325,273,407 ordinary shares held in treasury. A 'vote withheld' is not a vote in law and is therefore not counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

●
In accordance with Rule 13.39(5A) of the Hong Kong Listing Rules all Directors attended the AGM.

●
In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting. As stated in the Notice of AGM for 2022, the Directors did not vote on resolution 3 due to their interest in the 2022 Directors' Remuneration Policy.

As at the time of this announcement, the following are Directors of the Company: Mark Tucker*, Noel Quinn, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Ewen Stevenson and Jackson Tai†.

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 29 April 2022